EXHIBIT 3

PUBLIC STORAGE, INC.
701 WESTERN AVENUE, SUITE 200
GLENDALE, CALIFORNIA 91201-2397
TEL: (818) 244-8080

                                            August 3, 1998

By Federal Express

Mr. Daniel C. Staton, Chairman, Storage Trust Realty
312 Walnut Street, Suite 1151
Cincinnati, Ohio 45202

Dear Dan:

         I am sorry that you rejected our earlier proposal for a strategic alliance between Public Storage and Storage Trust.

         I continue to believe that it makes sense to combine the operations of our two companies, particularly since many of Storage Trust's properties are in the same markets as Public Storage. I believe a business combination may be possible on a basis that both provides a premium to your shareholders over recent trading prices of Storage Trust shares and would afford your shareholders the choice whether to (1) receive cash for their shares or (2) increase the value of their existing investment in an entity with greater liquidity and increased geographic diversification, but with the same type of properties and substantially the same business strategy as Storage Trust. In that regard, Public Storage proposes a merger with Storage Trust in which Storage Trust shareholders would have the option of receiving $25 in either cash or Public Storage stock for each share of Storage Trust. At your election the transaction could be structured as tax-free to your shareholders, which would necessarily limit the amount of cash to about one-half of the total consideration. Your chief executive officer or another person designated by your board would be invited to serve on the Public Storage board after the merger. This proposal is obviously subject to the negotiation and execution of a definitive merger agreement containing representations, warranties and agreements customary for a transaction of this type.

         The merger should result in higher revenues and lower expenses for the properties of the surviving corporation, as well as lower combined general and administrative expenses, benefiting the current shareholders of both Storage Trust and Public Storage. Through joint use of our national telephone reservation system by the mini-warehouses and the portable self-storage business and a coordinated media advertising program, we believe that the occupancies of Storage Trust's properties can be increased. As reflected in the chart accompanying my June 10, 1998 letter, the December 31, 1997 occupancies of Public Storage properties averaged about 7% higher than Storage Trust properties in the same markets.

         Furthermore, by spreading property level costs over a larger number of properties in the same markets, we should reduce a number of cost items for the properties of both Storage Trust and Public Storage: yellow pages advertisement, casualty and liability insurance, supervisory payroll, telephone center and media advertising. My June 10 letter contained some specific numerical examples of the economies of scale from combining property operations.

Mr. Daniel C. Staton
August 3, 1998
Page 2

         You have announced that you intend to manage the Storage Trust properties more actively through additional field personnel. We agree with that objective. However, it is our experience that hiring and training personnel is an expensive and time-consuming process. Your shareholders would recognize the benefits of more active property management much more quickly through a merger with Public Storage, which has the necessary infrastructure already in place in many of your markets.

         We would seek after the merger to expand acquisition and development activity significantly and we anticipate minimal reduction in employees of either company. There should be sufficient work for everyone willing and able to contribute.

         This proposal presumably eliminates your legal objections, such as antitrust law issues, to our earlier proposal for a strategic alliance.

         I would appreciate the opportunity to meet with you at your early convenience to discuss this proposal in greater detail.

         Public Storage will be filing shortly a schedule 13D reporting its ownership of approximately 5.9% of the shares of Storage Trust. We will forward a copy to you when completed. Without regard to your response to our merger proposal, Public Storage requests your board to waive the application of your "Ownership Limit" to allow Public Storage to acquire up to 9.99% of your shares. As you are aware, Public Storage is a publicly traded real estate investment trust. My family and I own the largest interest in Public Storage at about 30%. I believe that allowing Public Storage to purchase up to 9.99% of the Storage Trust shares would continue to provide some price support for your shares, without any adverse impact on Storage Trust's tax status. Please let me know if you need any additional information to grant this waiver.

         Thank you for your attention to these matters.

                                            Very truly yours,

                                            /s/ B. WAYNE HUGHES

                                            B. Wayne Hughes
                                            Chairman and CEO

cc:  Mr. Michael G. Burnam
     Chief Executive Officer